SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

30 APRIL 2004
_____

AngloGold Ashanti Limited_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
_____South Africa_____
(Address of Principal Executive Offices)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI DIRECTORATE AT 1 MAY 2004



DIRECTORATE CHANGES

We advise the following changes to the board of AngloGold Ashanti (previously AngloGold):

Name	**Nature of Change**
Mr D.D. Barber*	Appointed as alternate to Mr P.L. Zim (previously alternate to Mr J. Ogilvie Thompson)
Mr S.E. Jonah†	Appointed a director
Mr N.F. Oppenheimer*	Resigned as a director
Mr J. Ogilvie Thompson*	Resigned as a director
Mr S.R. Thompson*	Appointed a director
Mr P.L. Zim*	Appointed a director

* w.e.f. 30 April 2004
† w.e.f. 1 May 2004

Taking account of the above the board of directors should read as follows:

Directors	**Alternate Directors**
Mr R.P. Edey (British) (Chairman)	
Dr T.J. Motlatsi (Deputy Chairman)	
Mr R.M. Godsell (Chief Executive Officer)	
Mr S.E. Jonah, KBE (Ghanaian) (President)	
Mr F.B. Arisman (American)	
Mr J.G. Best	
Mrs E. le R. Bradley	
Mr C.B. Brayshaw	
Mr D.L. Hodgson	
Mr A.W. Lea	Mr P.G. Whitcutt
Mr W.A. Nairn	Mr A.H. Calver (British)
Mr S.R. Thompson	
Mr A.J. Trahar	
Mr K.H. Williams	
Mr P.L. Zim	Mr D.D. Barber (British)

30 April 2004

JSE Sponsor – UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 30 APRIL 2004   By: /s/ C R BULL

                                             Name: C R Bull
                                             Title: Company Secretary